City of Grass Valley
A CENTENNIAL CITY

DEPARTMENT OF COMMUNITY DEVELOPMENT

Planning Division	(530) 274-4330
Building Division	(530) 274-4340
Code Enforcement	(530) 274-4348
Redevelopment Agency	(530) 274-4714

June 22, 2007

Pat Nelson
Idaho-Maryland Mining Corp.
179 Clydesdale Court
Grass Valley, CA 95945

RE: Applications for the Idaho-Maryland Mine - Annexation Application (05PLN-10), Prezone Application (05PLN-11, General Plan Amendment Application (05PLN-12), Use Permit Application (05PLN-13), Development Review Application (05DRC-05).

Dear Ms. Nelson:

Please be advised that the City of Grass Valley Planning Division has received and reviewed your application package filed with the City. The applications were originally submitted to the City on February 9, 2005, and deemed incomplete on March 11, 2005. On April 29, 2005, the City received a revised application package which included all the items requested in the March 11th letter. On May 29, 2007, the City received a revised application package. The purpose of this letter is to notify you that the applications are considered complete.

As it relates to the memorandum from Ray Krauss dated June 14, 2007, the water quality issue will be further discussed in the consultant team meeting we will be having on water-related topics. This will be an issues explored further in the EIR. As it relates to comments on the site reclamation, the City will need to have more specific information prior to circulating the Reclamation Plan to the state Department of Conservation. The City will need this information within the next 45 days.

The City will now proceed with Phase II of the environmental review process (Initial Study and Notice of Preparation). If you have any questions, please call Tom Last at 274-4711.

Sincerely,

Joe Heckel
Community Development Director

cc: Members, City Council
Members, Planning Commission
City Department Heads
City Administrator
Community Development Director
Randy Wilson, Nevada County Planning Director
Consultant Team (Doug Cover, Jennifer Johnson, Jeff Harvey, Ray Krauss, Zach Thomas, Tom Parilo)
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